Federal Income Tax Allocation
1Q2005

Payment (to) from Subs

	Amount	Potomac Capital Inv. Corp Pymt To	Potomac Capital Inv. Corp Pymt From	Pepco Energy Services Pymt To	Pepco Energy Services Pymt From	Pepco Commun. Pymt To	Conectiv Pymt To	Conectiv Pymt From	Potomac Electric Power Pymt From	Pepco Holdings Pymt To
Potomac Capital Investment Corp.	*	*								
Potomac Capital Joint Leasing Corp.	*		*							
Potomac Capital Markets Corp.	*	*								
PCI Energy Corporation	*		*							
American Energy Corporation	*	*								
Potomac Nevada Corporation	*	*								
Potomac Nevada Leasing Corporation	*		*							
Potomac Harmans Corporation	*		*							
Potomac Nevada Investment, Inc.	*	*								
Potomac Aircraft Leasing Corp.	*		*							
PCI Nevada Corporation	*	*								
PCI Queensland Corporation	*		*							
PCI-BT Investing L.L.C.	*	*								
Pepco Technologies LLC	*									
Potomac Delaware Leasing Corp.	*		*							
Potomac Equipment Leasing Corp.	*		*							
Pepco Energy Services, Inc.	*			*						
Pepco Enterprises, Inc.	*									
W.A. Chester, LLC	*									
Severn Cable/Severn Construction LLC	*									
Pepco Communications, Inc.	*					*				
Conectiv	*						*			
Delmarva Power & Light Company	*							*		
Atlantic City Electric Company	*							*		
PHI Operating Services Company	*							*		
Delaware Operating Services Company	*						*			
PHI Service Company	*							*		
Conectiv Properties and Investments, Inc.	*						*			
Conectiv Mid Merit, LLC	*						*			
DCTC-Burney, Inc.	*							*		
Conectiv Energy Supply, Inc.	*							*		
Conectiv Delmarva Generation, Inc.	*							*		
ACE REIT, Inc.	*							*		
Conectiv Atlantic Generation, L.L.C.	*						*			
Conectiv Energy Holding Company	*						*			
Conectiv Bethlehem, LLC	*						*			
Conectiv Services, Inc.	*						*			
Conectiv Communications, Inc.	*						*			
Pedrick Gen., Inc.	*						*			
Atlantic Southern Properties, Inc.	*							*		
Atlantic Generation, Inc.	*						*			
Vineland Ltd., Inc	*							*		
Vineland General, Inc.	*							*		
Binghamton Limited, Inc.	*						*			
Binghamton General, Inc.	*						*			
ATE Investment, Inc.	*						*			
Conectiv Solutions LLC	*						*			
Conectiv Thermal Systems, Inc.	*							*		
Atlantic Jersey Thermal Systems, Inc.	*									
Conectiv Pennsylvania Generation, LLC	*						*			
King Street Assurance Ltd.	*							*		
Potomac Electric Power Company	*								*	
Pepco Holdings, Inc.	*									*
TOTAL	*	*	*	*	*	*	*	*	*	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.